                                                                    EXHIBIT 99.1


ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)


     NOTICE IS HEREBY GIVEN THAT the Seventh Annual General Meeting of ST Assembly Test Services Ltd (the "Company") will be held at its registered office at 5 Yishun Street 23, Singapore 768442, on May 31, 2001 at 10.00 a.m. to transact the following routine and special business :-


ROUTINE BUSINESS

     1) To receive and adopt the Audited Accounts of the Company for the financial year ended December 31, 2000, together with the Reports of the Directors and Auditors.

     2) To re-elect the following Directors each of whom will retire pursuant to:-

          (a) Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election :-

               (i) Mr Lim Ming Seong

               (ii) Mr Premod Paul Thomas

          (b) Article 99 of the Articles of Association of the Company and who, being eligible, offers himself for re-election :-

               (i) Mr Teng Cheong Kwee

     3) To re-appoint KPMG as Auditors to hold office until the conclusion of the next annual general meeting at a remuneration to be determined by the Board of Directors.


     4) To approve Directors' fees totaling US$233,000 (approximately S$409,000) for the financial year ended December 31, 2000 (S$510,000 for the financial year ended December 31, 1999).


SPECIAL BUSINESS

     5) To consider and, if thought fit, to pass, with or without modifications, the following ordinary resolutions :-


ORDINARY RESOLUTIONS

(A) INCREASE IN THE AUTHORISED SHARE CAPITAL

    That the authorised share capital of the Company be and is hereby increased from S$300,000,000, divided into 1,200,000,000 ordinary shares of S$0.25 each to S$800,000,000, divided into 3,200,000,000 ordinary shares of S$0.25 each, by the creation of 2,000,000,000 ordinary shares of S$0.25 each.

(B) AUTHORITY TO ALLOT AND ISSUE SHARES PURSUANT TO SECTION 161 OF THE COMPANIES ACT, CHAPTER 50.

     That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

(C) AUTHORITY TO ALLOT AND ISSUE SECURITIES PURSUANT TO SECTION 161 OF THE COMPANIES ACT, CHAPTER 50.

     That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:-

          (i) (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new ordinary shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

               (bb) create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

               (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

          (ii) allot and issue from time to time:-

               (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

               (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

               (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

          (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

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

(D) AUTHORITY TO ALLOT AND ISSUE SHARES PURSUANT TO THE ST ASSEMBLY TEST SERVICES LTD SHARE OPTION PLAN 1999 (THE "ESOP99")

     That the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the ESOP99 and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be issued pursuant to the exercise of the options under the ESOP99.

     6) To consider and, if thought fit, to pass, with or without modifications, the following special resolution :-


SPECIAL RESOLUTION

(A) ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

     That Articles 107 and 121 of the Articles of Association of the Company be altered in the manner set out below :

          (i) Article 107 -- Resolution in Writing

               (aa) Existing Article 107

               "107. A resolution in writing signed by a majority in number of the Directors for the time being shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable or telegram by any such Director."

               (bb) Proposed Alterations to Article 107

               By deleting Article 107 in its entirety and substituting therefor the following :

               "107. A resolution in writing signed by a majority in number of the Directors shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by any such Director by telefax, telex, cable or telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors."

          (ii) Article 121 -- Authentication of Documents

               (aa) Existing Article 121

               "121. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in

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
          favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting."

               (bb) Proposed Alterations to Article 121

               By deleting Article 121 in its entirety and substituting therefor the following :

               "121. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors."

     7) To transact any other business as may be properly transacted at any annual general meeting.



BY ORDER OF THE BOARD



CHUA SU LI (MRS)
Company Secretary


April 16, 2001



------------
NOTE:

(1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing

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
     a proxy must be deposited at the registered office of the Company at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

(3) The Company is subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and will not be subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)



PROXY STATEMENT
April 16, 2001


GENERAL

     The accompanying proxies are solicited on behalf of the Board of Directors (the "Board") of ST Assembly Test Services Ltd ("STATS"), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), for use at STATS' Annual General Meeting of Shareholders (the "Annual General Meeting") to be held on May 31, 2001 (the "Annual Meeting Date"), at 10.00 a.m. (Singapore time), at 5 Yishun Street 23, Singapore 768442, or at any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.

     A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS' Register of Shareholders (Members) as a holder of STATS' Ordinary Shares, par value S$0.25 per share (the "Ordinary Shares" or "Shares"). Shareholders who are registered with The Central Depository (Pte) Limited or in STATS' Register of Shareholders (Members) at least 48 hours before the time set for the Annual General Meeting shall be entitled to vote at the Annual General Meeting. At the close of business on February 28, 2001, the number of issued Ordinary Shares of STATS was 988,276,050. Any two or more Shareholders holding or representing a total of one-third of the outstanding Ordinary Shares of STATS present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.

     This Proxy Statement, the accompanying proxies, the related Notice of the Annual General Meeting and STATS' Annual Report were first mailed to Shareholders on or about April 16, 2001.


VOTING RIGHTS AND SOLICITATION OF PROXIES

     On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

     Any Shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by a subsequent proxy that is signed by the Shareholder giving it or by such Shareholder attending the Annual General Meeting and voting in person. To be effective, a proxy must be deposited at STATS' registered office located at 5 Yishun Street 23, Singapore 768442, at least forty-eight (48) hours before the time set for the Annual General Meeting or at any adjournment thereof.

     A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.

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
     The expense of printing and mailing proxy materials will be borne by STATS. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS will request brokers and nominees who hold Ordinary Shares in their names and the ADR Depositary to furnish proxy materials to beneficial owners of the Ordinary Shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

     Ordinary Shares represented by duly executed proxies deposited with STATS will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a Shareholder may vote or abstain as he may think fit. On a show of hands, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each Ordinary Share held. On a show of hands, the resolution to be proposed under Proposal 6 will be duly passed by the affirmative vote of not less than three-fourths of Shareholders present and voting at the Annual General Meeting. On a poll, the resolution to be proposed under Proposal 6 will be duly passed by the affirmative vote of not less than three-fourths of votes cast at the Annual General Meeting for each Ordinary Share held.


PROPOSAL NO. 1 -- TO RECEIVE AND ADOPT THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2000, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS

     STATS' Annual Report for its financial year ended December 31, 2000 accompanies this Proxy Statement. STATS' financial statements contained in its Annual Report have been prepared in conformity with United States generally accepted accounting principles. STATS' financial statements are accompanied by an auditors' report from KPMG.

THE BOARD RECOMMENDS A VOTE FOR THE RECEIPT AND ADOPTION OF THE DIRECTORS' REPORT, AUDITED ACCOUNTS AND AUDITORS' REPORT.


PROPOSAL NO. 2(a)(i) -- RE-ELECTION OF DIRECTOR, MR. LIM MING SEONG

     According to Article 94 of STATS' Articles of Association, one-third of the Board will retire at each annual general meeting. The retiring Director is nonetheless eligible for re-election.

     Accordingly, pursuant to Article 94 of STATS' Articles of Association, on the date of the Annual General Meeting, Mr. Lim Ming Seong shall retire as Director by rotation. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Lim Ming Seong as Director.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. LIM MING SEONG AS A DIRECTOR OF STATS TO HOLD OFFICE.


PROPOSAL NO. 2(a)(ii) -- RE-ELECTION OF DIRECTOR, MR. PREMOD PAUL THOMAS

     According to Article 94 of STATS' Articles of Association, one-third of the Board will retire at each annual general meeting. The retiring Director is nonetheless eligible for re-election.

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
     Accordingly, pursuant to Article 94 of STATS' Articles of Association, on the date of the Annual General Meeting, Mr. Premod Paul Thomas shall retire as Director by rotation. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Premod Paul Thomas as Director.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. PREMOD PAUL THOMAS AS A DIRECTOR OF STATS TO HOLD OFFICE.


PROPOSAL NO. 2(b)(i) -- RE-ELECTION OF DIRECTOR, MR. TENG CHEONG KWEE

     According to Article 99 of STATS' Articles of Association, the Board shall have the power to appoint any person to be a Director to fill a casual vacancy or as an additional director, but any person so appointed shall hold office only until the next annual general meeting. He shall then be eligible for re-election.

     Effective January 1, 2001, pursuant to Article 99 of STATS' Articles of Association, the Board appointed Mr. Teng Cheong Kwee as a member of our Board to fill a vacancy. Accordingly, on the date of the Annual General Meeting, Mr. Teng Cheong Kwee's appointment as a Director on the Board will expire. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Teng Cheong Kwee as Director.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. TENG CHEONG KWEE AS A DIRECTOR OF STATS TO HOLD OFFICE.


PROPOSAL NO. 3 -- RE-APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS AND AUTHORISATION TO THE BOARD TO FIX THEIR REMUNERATION

     The Board intends to engage KPMG as STATS' independent auditors to perform the audit of its financial statements for the financial year 2001. KPMG has audited STATS' financial statements since STATS was incorporated. The Board expects that a representative of KPMG will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. KPMG has consented to act as auditors for the financial year 2001.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF KPMG AS AUDITORS TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION TO THE BOARD TO FIX THEIR REMUNERATION.


PROPOSAL NO. 4 -- APPROVAL OF DIRECTORS' FEES

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     In 2000, the aggregate amount of compensation paid by STATS to all its directors and senior management was approximately US$2.8 million. In 2000, STATS' directors received remuneration broken down as follows:

                                            EXECUTIVE               NON-EXECUTIVE
                                            DIRECTORS                 DIRECTORS                 TOTAL
                                            ---------               -------------               -----
US$250,000 and above                            3                         --                      3
US$150,000 to US$249,999                       --                         --                     --
US$0 to US$149,999                             --                          7                      7

     STATS does not have any pension, retirement or other similar post-retirement benefits. However, we have provided to our directors and officers customary director or officer insurance, as appropriate.

     Non-executive directors receive annual directors' fees except that directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the Board of Directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. In 2000, Mr. Tan Bock Seng and Mr. Lee Joon Chung (who resigned on 6 December 2000), who were executive directors of STATS, did not receive directors' fees.

     As at December 31, 2000, STATS had 10 directors (including 2 Alternate Directors) on the Board. In Singapore it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 1999, STATS paid directors' fees totaling S$510,000. STATS seeks approval for the payment of directors' fees of US$233,000 (approximately S$409,000) for the financial year ended December 31, 2000 for their contributions to STATS.

     Directors' fees for the financial year ended December 31, 2000 represent a decrease of 19.8 % over Directors' fees for the financial year ended December 31, 1999. Directors fees in 1999 were higher owing to the convening of more meetings of the Board in connection with STATS' initial public offering and quotation and listing of its Shares on the Nasdaq National Market and the Singapore Exchange Securities Trading Limited respectively.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF DIRECTORS' FEES TOTALING US$233,000 (APPROXIMATELY S$409,000) FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2000.


PROPOSAL NO. 5(a) -- INCREASE IN AUTHORISED SHARE CAPITAL

     STATS is incorporated in the Republic of Singapore. Under the Companies Act, a company may in a general meeting increase its share capital by creating new shares.

     Shareholders' approval is sought to increase the authorised share capital from S$300,000,000 divided into 1,200,000,000 Ordinary Shares of S$0.25 each to S$800,000,000 divided into 3,200,000,000 Ordinary Shares of S$0.25 each, by the creation of 2,000,000,000 Ordinary Shares of S$0.25 each.

     The Board believes that it is advisable and in the best interests of STATS and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. The proposed increase in authorised share capital is to strengthen the capital base of STATS to position it for future growth. Having additional Ordinary Shares available for issuance in the future would give STATS greater flexibility to pursue corporate opportunities and, subject to the requirements of the Companies Act and the qualification requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

THE BOARD RECOMMENDS A VOTE FOR THE INCREASE IN THE AUTHORISED SHARE CAPITAL OF STATS TO S$800,000,000 DIVIDED INTO 3,200,000,000 ORDINARY SHARES OF S$0.25 EACH BY THE CREATION OF 2,000,000,000 ORDINARY SHARES OF S$0.25 EACH.

PROPOSAL NOS. 5(b), (c) AND (d) -- AUTHORITY TO THE BOARD TO ALLOT AND ISSUE SHARES AND SECURITIES

     Under the Companies Act, the Directors may exercise any power of the company to issue shares only with the prior approval of the Shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

     Shareholders' approval is sought to authorize the Board to issue shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of STATS to be held in year 2002.

     The requirement for Shareholders' approval under the Companies Act extends to the issue of shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for shares of STATS or to purchase from STATS other securities issued or to be issued by STATS, debt securities and securities which are convertible into, exchangeable for, or exercisable for shares, shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS, as well as shares to be issued pursuant to the exercise of options under the ST Assembly Test Services Ltd Share Option Plan 1999 (the "ESOP99").

     Shareholders' approval is also sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS which would or might require the issue of shares, and the issuance of shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the ESOP99.

     In summary, the Shareholders are requested to authorize the Board to :

          (i) under Proposal 5(b), issue shares in the capital of STATS pursuant to Section 161 of the Companies Act;

          (ii) under Proposal 5(c), create and issue securities and to issue shares in connection therewith in the capital of STATS pursuant to Section 161 of the Companies Act; and

          (iii)under Proposal 5(d), offer and grant options and to issue additional shares in the capital of STATS pursuant to the exercise of options under the ESOP99.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NOS. 5(b), (c) AND (d) AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.


PROPOSAL NO. 6 -- ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF STATS

     The Board is proposing that Article 107 and Article 121 of the Articles of Association of STATS be altered.

Article 107

     Article 107 of STATS' Articles of Association currently provides for a resolution approved by the Directors to be in writing, which includes approval by telefax, telex, cable or telegram. However, electronic signatures and electronic records are increasingly being used in lieu of written signatures and documents and are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88 of Singapore.

     To facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 107 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

Article 121

     Article 121 of STATS' Articles of Association currently empowers the authentication or certification by any Director, the Company Secretary or any other person appointed by the Directors for such purpose, of any document affecting the constitution of the Company, resolutions passed by the Company, the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company.

     It is proposed that Article 121 be altered to permit any such authentication or certification to be effected by electronic means in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION SET OUT UNDER PROPOSAL NO. 6, AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.


OTHER BUSINESS

     The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters are to be brought before the Annual General Meeting, except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgement of those persons voting such proxies.

BACKGROUND


DIRECTORS AND SENIOR MANAGEMENT

     STATS' current directors and senior management are as follows:

Name                                            Age      Position
----                                            ---      --------
Tan Bock Seng                                   57       Chairman of the Board of Directors & Chief
                                                         Executive Officer
Lim Ming Seong (1)(2)                           53       Deputy Chairman of the Board of Directors
Steven Hugh Hamblin (3)                         52       Director
Koh Beng Seng(4)                                50       Director
Liow Voon Kheong                                49       Director
Premod Paul Thomas (3)                          43       Director
Charles Richard Wofford (2)(5)                  67       Director
Teng Cheong Kwee (5)                            47       Director
Gan Chee Yen (6)                                41       Alternate Director to Premod Paul Thomas
Lai Yeow Hin (6)                                36       Alternate Director to Liow Voon Kheong

Name                                            Age      Position
----                                            ---      --------
Tan Lay Koon                                    42       Chief Financial Officer
Han Byung Joon                                  41       Chief Technology Officer
June Chia LiHan                                 47       Executive Vice President
Chan Kok Yong                                   48       Executive Vice President
John McCarvel                                   44       President, ST Assembly Test Services, Inc.

------------

(1) Chairman of the Budget Committee.

(2) Member of the Executive Resource & Compensation Committee.

(3) Member of the Budget Committee.

(4) Chairman of the Audit Committee.

(5) Member of the Audit Committee.

(6) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

     According to Article 94 of STATS' Articles of Association, one-third of the Board will retire at each annual general meeting. Directors are, however, eligible for re-election. Accordingly, Mr. Lim Ming Seong and Mr. Premod Paul Thomas will, on the date of the Annual General Meeting, retire as Directors by rotation. In line with this practice, the Board of Directors is recommending that each be re-elected at the Annual General Meeting.

     According to Article 99 of STATS' Articles of Association, Mr. Teng Cheong Kwee's appointment as a Director will expire at the Annual General Meeting. Accordingly, on the date of the Annual General Meeting, Mr. Teng will retire as a Director. He, is, however, eligible for re-election. In line with this practice, the Board of Directors is recommending that he be re-elected at the Annual General Meeting.

     The Board of Directors held four meetings in 2000. The average attendance by Directors at Board meetings they were scheduled to attend was over 94%.

     None of STATS' Directors, Senior Management or substantial shareholders is related to each other.


COMMITTEES OF THE BOARD OF DIRECTORS

(i) Audit Committee

     The Audit Committee of STATS' Board of Directors currently consists of 3 members of which a majority may not be executive directors of STATS. The Audit Committee members are Koh Beng Seng (Chairman), Charles Richard Wofford and Teng Cheong Kwee. The Audit Committee:

     -- reviews the scope and results of the audits provided by STATS' internal and independent auditors;

     -- reviews and evaluates STATS' administrative, operating and internal accounting controls;

     -- reviews material related party transactions; and

     -- reviews the integrity of the financial information presented to STATS' shareholders.

     The Audit Committee held four meetings in 2000.

(ii) Executive Resource & Compensation Committee

     The Executive Resource & Compensation Committee currently consists of Ms. Ho Ching (Chairman), Lim Ming Seong and Charles Richard Wofford. Ms. Ho Ching is neither a director nor a senior management of STATS. She is the President & Chief Executive Officer of Singapore Technologies Pte Ltd and was nominated by Singapore Technologies Pte Ltd and co-opted to the committee. She serves on the boards of some companies within the Singapore Technologies Group. STATS' Articles of Association allows non-board members to serve on board committees, other than the Audit Committee which must comprise only board members under Singapore law.

     The Executive Resource & Compensation Committee oversees executive compensation and development in STATS with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet STATS' current and future growth plans. Specifically, the Executive Resource & Compensation Committee:

     -- establishes compensation policies and incentive programs for key executives;

     -- approves salary reviews, bonuses and incentives for key executives;

     -- approves share incentives, including share options and share ownership for executives;

     -- approves key appointments and reviews succession plans for key positions; and

     -- oversees the development of key executives and younger talented executives.

     The Executive Resource & Compensation Committee held three meetings in
2000.

(iii) Budget Committee

     The Budget Committee currently consists of Lim Ming Seong (Chairman), Premod Paul Thomas and Steven Hugh Hamblin. The Budget Committee meets with STATS' senior management to review its annual budget and to review its quarterly financial performance against its annual budget.

     The Budget Committee held four meetings in 2000.


BIOGRAPHICAL INFORMATION

TAN BOCK SENG

     Tan Bock Seng has served as a Director since January 1995 and has been STATS' Chairman and Chief Executive Officer since May 1998. He was a member of STATS' Audit Committee from April 1999 to June 2000. Mr. Tan has 32 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

LIM MING SEONG

     Lim Ming Seong became STATS' Deputy Chairman in June 1998 and was appointed Chairman of the Budget Committee in April 1999. He is a member of the Executive Resource & Compensation Committee. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

STEVEN HUGH HAMBLIN

     Steven Hugh Hamblin was appointed to STATS' Board of Directors in June 1998 and became a member of the Budget Committee in April 1999. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations, and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

KOH BENG SENG

     Koh Beng Seng was appointed to STATS' Board of Directors in February 1999 and became a member of the Audit Committee in April 1999. He was appointed Chairman of the Audit Committee in January 2001. He is currently Deputy President, United Overseas Bank Ltd and an advisor to the International Monetary Fund. He is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

LIOW VOON KHEONG

     Liow Voon Kheong was appointed to STATS' Board of Directors in October 1997. Mr. Liow is presently Assistant Managing Director (Operations) of the Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to STATS' Board of Directors in March 1998 and became a member of the Budget Committee in April 1999. Mr. Thomas is Director (Finance) of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998, he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

CHARLES RICHARD WOFFORD

     Charles Richard Wofford was appointed to STATS' Board of Directors in February 1998 and became a member of the Audit Committee and the Executive Resource & Compensation Committee in April and August 1999, respectively. Mr. Wofford is presently the Vice-Chairman of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

TENG CHEONG KWEE

     Teng Cheong Kwee was appointed to STATS' Board of Directors and a member of STATS' Audit Committee in January 2001. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Ltd. Mr. Teng has more than 20 years of experience in the finance industry. He is a member of the Committee of Corporate Governance, a private sector led committee established by the Singapore Government to study and recommend measures to raise the standard of corporate governance in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), 1st Class Honours and Bachelor of Commerce from the University of Newcastle, Australia.

GAN CHEE YEN

     Gan Chee Yen was appointed Alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 16 years and is currently the Group Financial Controller of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

LAI YEOW HIN

     Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in the electronics industry in 1990. He is presently holding concurrent positions as Chief Information Officer and Deputy Director, Electronics (Industry Development Division), Economic Development Board. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Currently, Mr Lai is a member of the management board of the Centre for Wireless Communications at the National University of Singapore and a member of the management board of the Centre for Signal Processing at the Nanyang Technological University. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).


SENIOR MANAGEMENT

Tan Lay Koon                                Chief Financial Officer
Han Byung Joon                              Chief Technology Officer
June Chia Li Han                            Executive Vice President
Chan Kok Yong                               Executive Vice President
John McCarvel                               President, ST Assembly Test Services, Inc.

TAN LAY KOON

     Tan Lay Koon joined STATS in May 2000 as the Chief Financial Officer. Prior to joining STATS, Mr. Tan was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited, and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) degree from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

HAN BYUNG JOON

     Han Byung Joon joined STATS as the Chief Technology Officer in December 1999. Prior to joining STATS, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Colombia University in 1988.

JUNE CHIA LIHAN

     June Chia LiHan joined STATS in 1994 and became STATS' Executive Vice President, Worldwide Sales & Marketing in April 1998. She is currently our Executive Vice President, IT/Planning/IE/Purchasing. From 1991 to 1994, Ms. Chia was with Nortel Australia and served as its Director of Manufacturing Operations from early 1993 to July 1994. Prior to joining Nortel, Ms. Chia worked in numerous assignments in Planning, Industrial Engineering and Purchasing in National Semiconductor, Fairchild and Texas Instruments. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her Master of Business Administration from the National University of Singapore.

JOHN MCCARVEL

     John McCarvel joined STATS in January 1999 and became President of ST Assembly Test Services, Inc. in July 1999. He was also appointed Senior Vice President, Worldwide Sales & Marketing in May 2000. From 1996 to 1998, Mr. McCarvel served as Vice President of Strategic Business Development at Micron Custom Manufacturing Services, Inc. He was with Dovatron International from 1990 to 1996, in various key positions including President of Western Operations
(USA); Vice President of Worldwide Sales (based in France); and Vice President of Pacific Rim Operations (based in Singapore). From 1985 to 1990, he served as Corporate Controller (San Jose) and Director of Operations (based in Singapore) for Adaptec. Mr. McCarvel received his Bachelor of Science from Carroll College in 1985 and his MBA from the University of California in 1990.

CHAN KOK YONG

     Chan Kok Yong joined STATS in February 2001 as the Executive Vice President, Operations. Prior to joining STATS, he was with Unitrode Electronics, a semiconductor test and assembly subsidiary of Texas Instruments where he was Managing Director. As the Managing Director, Mr. Chan had overall responsibility for the Asian operations. Before joining Unitrode Electronics, he spent nine years with Fairchild Singapore in various operational capacities including the Operations Manager of Fairchild Logic Division. Mr. Chan graduated with a Bachelor of Engineering with honors from the University of Singapore in 1977. He also has a Master of Business Administration from the National University of Singapore.


SHARE OPTION PLAN

     Effective as of May 28, 1999, STATS adopted its Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in STATS by purchasing STATS' ordinary shares. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The aggregate number of shares that may be issued under the Share Option Plan and under all of STATS' other share incentive and option schemes or agreements may not exceed 150 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by STATS' Board of Directors.

     The Share Option Plan is administered by the Executive Resource & Compensation Committee. STATS' employees, outside directors and consultants are eligible to receive option grants except as follows:

     -- employees of STATS' affiliates and STATS' outside directors and consultants are not eligible for the grant of incentive stock options; and

     -- employees, outside directors and consultants of STATS' affiliates who are residents of the United States are not eligible for the grant of options.

     An individual who owns more than 10% of the total combined voting power of all classes of STATS' outstanding shares or of the shares of STATS' parent or subsidiary is not eligible for the grant of options unless:

     -- the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

     -- in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

     The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a non statutory option shall not be less than 85% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

     Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant.

     The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of STATS, as defined in the Share Option Plan.

     Each grant under the Share Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee's service with STATS is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

     The Executive Resource & Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option. Options are generally not transferable under the Share Option Plan.

     In the event of certain changes in STATS' capitalization, the Executive Resource & Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If STATS is a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

     The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource & Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of STATS' shareholders.

     As of February 28, 2001, options to purchase an aggregate of 31,817,120 Ordinary Shares were accepted and outstanding out of which 10,341,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to October 2010.


CERTAIN TRANSACTIONS

     STATS is part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups: Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor Manufacturing Ltd.

     Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. Temasek Holdings (Private) Limited owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100%-owned by Temasek Holdings (Private) Limited.

     STATS engages in transactions with companies in the Singapore Technologies Group in the normal course of its business. Such transactions are generally entered into on normal commercial terms. STATS has entered into a turnkey contract with Chartered Semiconductor Manufacturing Ltd for its wafer, sort assembly and test services in March 2000. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously solely governed by purchase orders executed by Chartered Semiconductor Manufacturing Ltd. The agreement does not contain any firm commitment for Chartered Semiconductor Manufacturing Ltd to purchase or for STATS to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur.

     In the year ended December 31, 2000, STATS paid a management fee of $2.0 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered in December 1999.

     All new material related party transactions among STATS and its officers, directors, principal shareholders and their affiliates require approval of a majority of the board of directors and must be on such terms the directors believe are no less favorable to STATS than could be obtained from unaffiliated parties. In addition, since STATS' initial public offering, all material related party transactions must be separately approved by the Audit Committee.


SHAREHOLDINGS AND SHARE TRADING

     The following table sets forth certain information regarding the ownership of STATS' Ordinary Shares as of February 28, 2001 (i) by each person who is known by STATS to own beneficially more than 5% of its outstanding Ordinary Shares and (ii) by all directors and senior management as a group. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Ordinary Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                      Number Of Shares               Percentage
Name Of Beneficial Owner                             Beneficially Owned           Beneficially Owned
------------------------                             ------------------           ------------------
Singapore Technologies Pte Ltd(1)                       511,532,398                     51.76%
Singapore Technologies Semiconductors Pte Ltd(1)        200,695,652                     20.31%
EDB Investments Pte Ltd(2)                               48,021,950                      4.86%
All directors and senior management as a group(3)        13,316,000                      1.35%

----------

(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of Singapore Technologies Pte Ltd and owns 100% of Singapore Technologies Holdings Pte Ltd which owns the remaining 21.4% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.

(2) EDB Investments Pte Ltd is a wholly owned investment holding arm of the Economic Development Board, a Singapore government agency.

(3) In addition, all directors and senior management as a group own 10,341,000 options under the Share Option Plan.

     STATS' ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and STATS' American Depositary Receipts or ADRs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

     As of February 28, 2001, there were approximately 30,449 shareholders on record of the ordinary shares, of which 29,810 holders were registered in Singapore and 24 were registered in the United States, and 4 registered ADR holders on record of the ADRs, all of which were registered in the United States. Because many of STATS' ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, STATS believe that the number of beneficial holders of STATS' ordinary shares and ADRs is substantially higher.

     On February 28, 2001, the closing price of STATS' ordinary shares on the SGX-ST was S$2.07 per Ordinary Share and on Nasdaq was $11.4688 per American Depositary Share.

                                              ----------------------------------
ST ASSEMBLY TEST SERVICES LTD                 1. For Investors who have used
(Incorporated in the Republic of Singapore)      their CPF moneys to buy shares
                                                 of ST Assembly Test Services
                                                 Ltd, the Annual Report 2000 is
                                                 forwarded to them at the
Proxy Form                                       request of their CPF Approved
-- Seventh Annual General Meeting                Nominees and is sent solely
                                                 FOR INFORMATION ONLY.

                                              2. This Proxy Form is not valid
                                                 for use by CPF Investors and
                                                 shall be ineffective for all
                                                 intents and purposes if used
                                                 or purported to be used by
                                                 them.
                                              ----------------------------------

I/We,_____________________________________________________________________(Name)

of ___________________________________________________________________ (Address)
being a shareholder(s) of ST ASSEMBLY TEST SERVICES LTD (the "Company") hereby appoint :-

-------------------------------------------------------------------------------------------------------------------
           NAME                                 ADDRESS                          NRIC/PASSPORT      PROPORTION OF
                                                                                     NUMBER        SHAREHOLDING(%)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
*and/or
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Seventh Annual General Meeting ("Seventh AGM") of the Company to be held at 5 Yishun Street 23, Singapore 768442 on May 31, 2001 at 10.00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Seventh AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Seventh AGM).


    NO     ROUTINE BUSINESS -- ORDINARY RESOLUTIONS                                                  FOR    AGAINST
-------------------------------------------------------------------------------------------------------------------

    1      To adopt the Directors' Report and Audited Accounts for the year ended December 31, 2000 and the Report of the Auditors thereon.
-------------------------------------------------------------------------------------------------------------------
   2(a)    (i)  To re-elect Mr Lim Ming Seong as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
-------------------------------------------------------------------------------------------------------------------
           (ii) To re-elect Mr Premod Paul Thomas as a Director of the Company pursuant to
                Article 94 of the Company's Articles of Association
-------------------------------------------------------------------------------------------------------------------
   2(b)    (i)  To re-elect Mr Teng Cheong Kwee as a Director of the Company pursuant to Article
                99 of the Company's Articles of Association.
-------------------------------------------------------------------------------------------------------------------
    3      To re-appoint KPMG as Auditors and to authorise the Directors to fix their remuneration.
-------------------------------------------------------------------------------------------------------------------
    4      To approve Directors' fees totaling US$233,000 (approximately S$409,000) for the year ended December 31, 2000.
-------------------------------------------------------------------------------------------------------------------
           SPECIAL BUSINESS -- ORDINARY  RESOLUTIONS                                                  FOR   AGAINST
-------------------------------------------------------------------------------------------------------------------
   5(a)    To increase the authorised share capital of the Company from
           S$300,000,000 divided into 1,200,000,000 ordinary shares of S$0.25 each to S$800,000,000 divided into 3,200,000,000 ordinary shares of
           S$0.25 each.
-------------------------------------------------------------------------------------------------------------------
   5(b)    To authorise the Directors to issue shares in the capital of the
           Company pursuant to Section 161 of the Companies Act, Chapter 50.
-------------------------------------------------------------------------------------------------------------------
   5(c)    To authorise the Directors to create and issue securities and to issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
-------------------------------------------------------------------------------------------------------------------
   5(d)    To authorise the Directors to offer and grant options and to issue additional shares in the capital of the Company pursuant to the exercise of options under the ESOP99.
-------------------------------------------------------------------------------------------------------------------
           SPECIAL BUSINESS -- SPECIAL  RESOLUTION                                                  FOR     AGAINST
-------------------------------------------------------------------------------------------------------------------
    6      To approve the alterations to Articles 107 and 121 of the Articles of Association of
           the Company.
-------------------------------------------------------------------------------------------------------------------
                                                                                                    ---------------
Dated this _____________ day of ___________________ 2001.                                           Total Number of
Shares Held

                                                                                                    ---------------
                                                                                                    ---------------




------------------------------------------                                                                IMPORTANT
Signature(s) of Shareholder(s)/Common Seal                                         Please read notes on the reverse
*Please delete accordingly

------------
NOTES:-

1. Please insert the total number of ordinary shares ("Shares") held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members). A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company.

3. Where a Shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for the Seventh Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a Shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Seventh Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

     The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the Shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Seventh Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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